Exhibit 99.1

Autohome Inc. Announces Board Change

BEIJING, January 12, 2015 — Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced the appointment of Mr. Junling Liu as an independent director and a member of the audit committee of the Board of Directors of the Company (the “Board”), effective immediately.

Mr. Junling Liu is the co-founder and chief executive officer of Yihaodian, a leading online grocery retailer in China. Before establishing Yihaodian in 2008, Mr. Liu was the co-president of Dell China and Hong Kong. Prior to that, he was a managing director of Avaya China. Mr. Liu received his Master of International Business Administration from Flinders University in Australia.

The Company further announced that Mr. Ya-Qin Zhang has resigned as an independent director and a member of both the audit committee and compensation committee of the Board due to personal commitments, effective immediately.

Mr. Tim Chen, Chairman of Autohome’s Board of Directors, stated, “We are delighted to welcome Mr. Liu to join the Board. He brings with him a wealth of experience and knowledge, which we trust will be invaluable to the Company’s operations. We look forward to working with him going forward.”

“We would also like to thank Mr. Zhang for his valuable contributions during his term with the Company. On behalf of the Board, we wish him the best in his future pursuits and endeavors.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Through its two websites, autohome.com.cn and che168.com, the Company provides comprehensive, independent and interactive content to automobile buyers and owners. Autohome.com.cn ranked first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily time spent per user and average daily page views in 2013, according to iResearch, a third-party research firm. The Company’s ability to reach a large and engaged user base of automobile consumers has made Autohome the preferred platform for automakers and dealers to conduct their advertising campaigns. Automakers typically utilize its online advertising services for brand promotion, new model releases and sales promotions. Its dealer subscription services allow dealers to market their inventory and services through Autohome’s websites, extending the reach of their physical showrooms to potentially millions of internet users in China. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Edith Kwan

Investor Relations

Autohome Inc.

Tel: +86-10-5987-1535

Email: ir@autohome.com.cn

Cara O’Brien

FTI Consulting, Inc.

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com